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XM CANADA REACHES ROYALTY AGREEMENT WITH KEY PLAYERS

Company commits to payment schedule with SOCAN, NRCC and CSI; litigation settled

Toronto, ON., September 15, 2009 – XM Canada (TSX:XSR), the country's leading satellite radio company, today announced it has reached an agreement on its copyright royalty payments, including payment of all arrears owing under the retroactive tariff and on-going monthly payments under the existing tariff.

"XM is pleased to have reached this agreement regarding our royalty obligations," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "We recognize the important role these organizations play in supporting Canadian artists and this agreement allows us to balance the retroactive amount owed with the ongoing investment required to continue building on our own success."

The settlement with the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Neighbouring Rights Collective of Canada (NRCC) and CSI, a joint venture of the Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and Montreal-based Society for Reproduction Rights of Authors, Composers and Publishers in Canada (SODRAC) resolves the existing litigation between the parties.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/